Exhibit 99.53

Village Farms International to Host Third Quarter 2018 Conference Call on Tuesday, November 13, 2018 at 11:00 a.m. ET (8:00 a.m. PT)

VANCOUVER, Nov. 7, 2018 /CNW/ - Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTC: VFFIF) today announced it will host a conference call to discuss its third quarter 2018 financial results, as well as provide an update on its cannabis joint venture, Pure Sunfarms, on Tuesday, November 13, 2018 at 11:00 a.m. ET (8:00 a.m. PT). Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at https://tinyurl.com/yaxk4ctg.

The Company expects to report its third quarter 2018 financial results via news release after markets close on Monday, November 12, 2018.

Conference Call Archive Access Information

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859- 2056 and enter the passcode 5589169 followed by the pound key. The telephone replay will be available until Tuesday, November 20, 2018 at midnight (ET). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/07/c6320.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 13:22e 07-NOV-18